FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 11/5/2013

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing third quarter 2013 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: November 5, 2013

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Third Quarter and First Nine Months of 2013 Results

Luxembourg, November 5, 2013 – Ternium S.A. (NYSE: TX) today announced its results for the third quarter and first nine months ended September 30, 2013.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Third Quarter 2013 Results

[1] [2]

	3Q 2013[1]	2Q 2013[1]		3Q 2012[2]

Steel Shipments (tons)	2,302,000	2,213,000	4%	2,265,000	2%
Iron Ore Shipments (tons)	930,000	1,218,000	-24%	451,000	106%
Net Sales (USD million)	2,143.8	2,134.4	0%	2,198.0	-2%
Operating Income (USD million)	266.1	276.0	-4%	254.1	5%
EBITDA (USD million)	358.4	370.5	-3%	341.5	5%
EBITDA per Ton[3] (USD)	155.7	167.4		150.8
EBITDA Margin (% of net sales)	16.7%	17.4%		15.5%
Equity in Losses of Non-Consolidated Companies	(0.9)	(10.3)		(16.0)
Net Income (USD million)	136.0	134.4		135.6
Equity Holders' Net Income (USD million)	97.8	102.7		112.5
Earnings per ADS (USD)	0.50	0.52		0.57

•     EBITDA4 of USD358.4 million in the third quarter 2013, 3% lower than EBITDA in the second quarter 2013.

  Earnings per American Depositary Share (ADS)5 of USD0.50 in the third quarter 2013. EPADS in the third quarter 2013 included a USD0.12 deferred income tax loss per ADS related to the introduction of a new 10% withholding tax on dividend distributions in Argentina.
  Capital expenditures of USD217.5 million in the third quarter 2013, down from USD289.6 million in the second quarter 2013.
  Net debt position of USD1.6 billion at the end of September 2013, down from USD1.7 billion at the end of June 2013.

1 Iron ore shipments in 2013 include Ternium’s interest in Peña Colorada. Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for both companies show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.

2 Certain comparative amounts have been reclassified to conform to changes in presentation in the current period, and also to reflect the changes in connection with the completion of the purchase price allocation of Usiminas.

3 Consolidated EBITDA divided by steel shipments

4 EBITDA in the third quarter 2013 equals operating income of USD266.1 million adjusted to exclude depreciation and amortization of USD92.3 million.

5 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Operating income in the third quarter 2013 was USD266.1 million, slightly lower than in the second quarter 2013 mainly as a result of seasonally lower iron ore sales to third parties and a decrease in operating margin offset by higher steel shipments. Ternium’s net income in the third quarter 2013 was USD136.0 million, stable compared to net income in the second quarter 2013. Higher income tax expenses, including a deferred income tax charge of USD24.0 million related to the introduction of a new withholding tax on dividend distributions in Argentina, were offset by lower net financial expenses and a better result of non-consolidated companies.

Operating income in the third quarter 2013 was USD12.0 million higher than in the third quarter 2012 mainly as a result of an USD11.7 million insurance recovery in Siderar, with slightly higher steel shipments and a stable operating margin.  Net income in the third quarter 2013 was stable compared to net income in the third quarter 2012.  Higher income tax expenses, including the above mentioned deferred income tax charge in Argentina and a higher effective tax rate due to higher net income from Siderar, were offset by a better result of non-consolidated companies, lower net financial expenses and the above mentioned higher operating income.

Summary of First nine months of 2013 Results

	9M 2013[1]	9M 2012[2]

Steel Shipments (tons)	6,756,000	6,600,000	2%
Iron Ore Shipments (tons)	3,249,000	1,366,000	138%
Net Sales (USD million)	6,414.0	6,537.1	-2%
Operating Income (USD million)	813.9	797.2	2%
EBITDA (USD million)	1,096.5	1,063.9	3%
EBITDA per Ton (USD)	162.3	161.2
EBITDA Margin (% of net sales)	17.1%	16.3%
Equity in Losses of Non-Consolidated Companies	(27.1)	(51.0)
Net Income (USD million)	421.9	422.1
Equity Holders' Net Income (USD million)	329.8	355.8
Earnings per ADS (USD)	1.68	1.81

•     EBITDA6 of USD1.1 billion in the first nine months of 2013, 3% higher than EBITDA in the first nine months of 2012.

  Earnings per ADS7 of USD1.68 in the first nine months of 2013, USD0.13 lower than in the first nine months of 2012 mainly due to higher minority interest results in Siderar and the above mentioned USD0.12 per ADS deferred income tax charge in Argentina.
  Capital expenditures of USD725.1 million in the first nine months of 2013.

Operating income in the first nine months of 2013 was USD813.9 million, slightly higher than in the first nine months of 2012. Consolidated steel shipments increased 156,000 tons year-over-year, with shipments growth mainly seen in the Southern Region, as shipments in Mexico remained stable.  Operating margin remained stable.  Steel revenue per ton decreased USD51 compared to the first nine months of 2012, with lower revenue per ton in Mexico and stable revenue per ton in the Southern Region, and was partially offset by a USD44 decrease in steel operating cost8 per ton, mainly as a result of lower costs of raw materials and purchased slabs.  In addition, there were higher iron ore sales to third parties as a result of the proportional consolidation of Peña Colorada’s mining operations in the first nine months of 2013.

Net income in the first nine months of 2013 was USD421.9 million, stable compared to net income in the first nine months of 2012, mainly due to USD30.1 million higher income tax expenses and USD10.8 million higher net financial expenses, partially offset by a USD23.9 million better result of non-consolidated companies and the above mentioned USD16.7 million improvement in operating income. Income tax expense in the first nine months of 2013 included the impact of the above mentioned introduction of a new withholding tax on dividend distributions in Argentina.

6 EBITDA in the first nine months of 2013 equals operating income of USD813.9 million adjusted to exclude depreciation and amortization of USD282.6 million.

7 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

8 Operating cost equals cost of sales plus SG&A.

Outlook

Ternium expects steel shipments to slightly decrease in the fourth quarter 2013 compared to the third quarter 2013 due to the end-of-year seasonal effect.  Activity in the industrial sector in Mexico remains healthy, while the country's commercial sector, which is more closely tied to construction, continues to lag. At the same time, steel demand in the Southern Region remains stable at strong levels, which the company anticipates will continue into the fourth quarter.

Ternium expects a relatively stable operating income in the fourth quarter 2013 compared to the third quarter 2013 mainly as a result of slightly higher operating margin, with higher revenue per ton, offset by the above mentioned decrease in shipments.

Analysis of Third Quarter 2013 Results

Net income attributable to Ternium’s equity holders in the third quarter 2013 was USD97.8 million, compared to a net income of USD112.5 million in the third quarter 2012.  Including non-controlling interest, net income for the third quarter 2013 was USD136.0 million, relatively stable in comparison with the third quarter 2012. Earnings per ADS in the third quarter 2013 were USD0.50 compared to Earnings per ADS of USD0.57 in the third quarter 2012.

Net sales in the third quarter 2013 were USD2.1 billion, 2% lower than net sales in the third quarter 2012, mainly as a result of lower steel products sales in Other Markets and Mexico, partially offset by higher steel products sales in the Southern Region. The following table shows Ternium’s total consolidated net sales for the third quarter 2013 and 2012:

	Net Sales (million USD)
	3Q 2013	3Q 2012	Dif.
Mexico	1,057.1	1,132.0	-7%
Southern Region	767.1	702.4	9%
Other Markets	309.8	355.5	-13%
Total steel products net sales	2,134.0	2,189.9	-3%
Other products[1]	9.5	8.1	18%
Total steel segment net sales	2,143.5	2,198.0	-2%

Total mining segment net sales	74.7	53.8	39%
Intersegment eliminations	(74.4)	(53.8)	38%
Total net sales	2,143.8	2,198.0	-2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales was USD1.7 billion in the third quarter 2013, a decrease of USD70.7 million compared to the third quarter 2012.  This was principally due to a USD99.3 million, or 7%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchase slabs costs, partially offset by a 2% increase in shipment volumes and higher energy costs; and a USD28.6 million increase in other costs, including a USD20.1 million increase in maintenance expenses and a USD3.1 million increase in labor cost.

Selling, General & Administrative (SG&A) expenses in the third quarter 2013 were USD209.9 million, or 9.8% of net sales, an increase of USD12.3 million compared to the third quarter 2012, mainly due to higher taxes and contributions (other than income tax) and labor expenses,  partially offset by lower services expenses.

Operating income in the third quarter 2013 was USD266.1 million, or 12.4% of net sales, compared to operating income of USD254.1 million, or 11.6% of net sales, in the third quarter 2012.  The following table shows Ternium’s operating income by segment for the third quarter 2013 and the third quarter 2012:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	3Q 2013	3Q 2012	3Q 2013	3Q 2012	3Q 2013	3Q 2012	3Q 2013	3Q 2012
Net Sales	2,143.5	2,198.0	74.7	53.8	(74.4)	(53.8)	2,143.8	2,198.0
Cost of sales	(1,690.3)	(1,768.1)	(59.6)	(29.5)	70.7	47.7	(1,679.2)	(1,749.9)
SG&A expenses	(205.9)	(196.7)	(4.0)	(1.0)	-	-	(209.9)	(197.6)
Other operating income, net	11.2	3.3	0.1	0.3	-	-	11.3	3.6
Operating income (expense)	258.5	236.5	11.2	23.7	(3.7)	(6.0)	266.1	254.1

EBITDA	345.1	320.0	17.0	27.6	(3.7)	(6.0)	358.4	341.5

Steel reporting segment

The steel segment’s operating income was USD258.5 million in the third quarter 2013, an increase of USD22.1 million compared to the third quarter 2012, reflecting lower operating cost and an USD11.7 million insurance recovery in Siderar in the third quarter 2013 partially offset by lower net sales.

Net sales of steel products in the third quarter 2013 decreased 2% compared to the third quarter 2012, reflecting a USD40 decrease in steel revenue per ton shipped, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 37,200 tons, or 2%, compared to the third quarter 2012, mainly due to higher sales volume in the Southern Region, partially offset by lower sales volume in Others Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	3Q 2013	3Q 2012	Dif.	3Q 2013	3Q 2012	Dif.	3Q 2013	3Q 2012	Dif.
Mexico	1,057.1	1,132.0	-7%	1,269.7	1,276.0	0%	833	887	-6%
Southern Region	767.1	702.4	9%	689.0	625.9	10%	1,113	1,122	-1%
Other Markets	309.8	355.5	-13%	343.0	362.6	-5%	903	980	-8%

Total steel products	2,134.0	2,189.9	-3%	2,301.8	2,264.5	2%	927	967	-4%
Other products[1]	9.5	8.1	18%
	2,100.6	2,157.3	-3%
Total steel segment	2,143.5	2,198.0	-2%
[1] Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 3% due to a 5% decrease in operating cost per ton, partially offset by a 2% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material and purchased slabs costs, partially offset by an increase in maintenance expenses and energy.

Mining reporting segment

The mining segment’s operating income was USD11.2 million in the third quarter 2013, a decrease of USD12.5 million compared to the third quarter 2012 mainly reflecting lower iron ore margins, partially offset by the proportional consolidation of Peña Colorada’s mining operations in the third quarter 2013.

Net Sales of mining products in the third quarter 2013 were 39% higher than in the third quarter 2012. Shipments were 930,000 tons, 106% higher than in the third quarter 2012, and revenue per ton was USD80, 33% lower than in the third quarter 2012. The year-over-year differences were mainly due to the proportional consolidation of Peña Colorada, partially offset by lower iron ore prices.

	Mining segment
	3Q 2013	3Q 2012	Dif.
Net Sales (million USD)	74.7	53.8	39%
Shipments (thousand tons)	930.0	451.2	106%
Revenue per ton (USD/ton)	80	119	-33%

Operating cost increased 109% year-over-year, due to a 106% increase in shipment volumes and a 1% increase in operating cost per ton, mainly reflecting a higher operating cost per ton in the third quarter 2013, largely offset by the proportional consolidation of Peña Colorada, which has a cost per ton of production lower than that of Las Encinas’.

EBITDA in the third quarter 2013 was USD358.4 million, or 16.7% of net sales, compared with USD341.5 million, or 15.5% of net sales, in the third quarter 2012.

Net financial results were a USD25.8 million loss in the third quarter 2013, compared with a USD37.8 million loss in the third quarter 2012.

During the third quarter 2013, Ternium’s net interest results totaled a loss of USD26.6 million, a USD5.1 million better result than in the third quarter 2012, reflecting lower indebtedness and weighted average interest rates.

Equity in results of non-consolidated companies was a loss of USD0.9 million in the third quarter 2013, compared to a loss of USD16.0 million in the third quarter 2012, mainly due to a better result in Usiminas.

Income tax expense in the third quarter 2013 was USD103.3 million, or 43% of income before income tax, compared with an income tax expense of USD64.7 million in the same period in 2012, or 32% of income before income tax. Income tax expense in the third quarter 2013 included a deferred income tax charge of USD24.0 million based on the balance of the reserve for future dividends at our Argentine subsidiaries, related to the introduction of a new 10% withholding tax on dividend distributions by Argentine companies to foreign beneficiaries.

Analysis of First nine months of 2013 Results

Net income attributable to Ternium’s equity holders in the first nine months of 2013 was USD329.8 million, compared to a net income of USD355.8 million in the first nine months of 2012.  Including non-controlling interest, net income for the first nine months of 2013 was USD421.9 million, relatively stable in comparison with the first nine months of 2012. Earnings per ADS in the first nine months of 2013 were USD1.68, compared to earnings of USD1.81 in the first nine months of 2012.

Net sales in the first nine months of 2013 were USD6.4 billion, 2% lower than net sales in the first nine months of 2012, mainly as a result of lower steel products sales in Mexico and Other Markets, partially offset by higher steel products sales in the Southern Region and higher iron ore sales to third parties. The following table shows Ternium’s total consolidated net sales for the first nine months of 2013 and 2012:

	Net Sales (million USD)
	9M 2013	9M 2012	Dif.
Mexico	3,150.0	3,416.2	-8%
Southern Region	2,197.7	2,045.9	7%
Other Markets	980.2	1,053.5	-7%
Total steel products net sales	6,327.8	6,515.6	-3%
Other products[1]	23.4	21.3	10%
Total steel segment net sales	6,351.3	6,536.9	-3%

Total mining segment net sales	276.3	143.6	92%
Intersegment eliminations	(213.6))	(143.4)	49%
Total net sales	6,414.0	6,537.1	-2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales was USD5.0 billion in the first nine months of 2013, a decrease of USD145.4 million compared to the first nine months of 2012.  This was principally due to a USD219.3 million, or 5%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchased slabs costs, partially offset by a 2% increase in shipment volumes and higher energy costs; and a USD73.9 million increase in other costs, including a USD38.2 million increase in maintenance expenses and a USD31.6 million increase in labor cost.

Selling, General & Administrative (SG&A) expenses in the first nine months of 2013 were USD632.9 million, or 9.9% of net sales, an increase of USD20.7 million compared to the first nine months of 2012, mainly including higher taxes and contributions (other than income tax), labor expenses and freight and transportation expenses, partially offset by lower services and fees expenses.

Operating income in the first nine months of 2013 was USD813.9 million, or 12.7% of net sales, compared to operating income of USD797.2 million, or 12.2% of net sales, in the first nine months of 2012.  The following table shows Ternium’s operating income by segment for the first nine months of 2013 and the first nine months of 2012:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	9M 2013	9M 2012	9M 2013	9M 2012	9M 2013	9M 2012	9M 2013	9M 2012
Net Sales	6,351.3	6,536.9	276.3	143.6	(213.6)	(143.4)	6,414.0	6,537.1
Cost of sales	(4,998.9)	(5,163.8)	(201.9)	(107.7)	210.7	136.0	(4,990.1)	(5,135.5)
SG&A expenses	(614.8)	(608.1)	(18.1)	(4.1)	-	-	(632.9)	(612.2)
Other operating income, net	22.7	7.4	0.1	0.4	-	-	22.8	7.8
Operating income (expense)	760.3	772.4	56.5	32.2	(2.9)	(7.4)	813.9	797.2

EBITDA	1,021.7	1,027.8	77.7	43.6	(2.9)	(7.4)	1,096.5	1,063.9

Steel reporting segment

The steel segment’s operating income was USD760.3 million in the first nine months of 2013, a decrease of USD12.1 million compared to the first nine months of 2012, reflecting lower net sales partially offset by lower operating cost.

Net sales of steel products in the first nine months of 2013 decreased 3% compared to the first nine months of 2012, reflecting a USD51 decrease in steel revenue per ton shipped, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 156,100 tons, or 2%, compared to the first nine months of 2012, mainly due to higher sales volume in Southern Region and Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	9M 2013	9M 2012	Dif.	9M 2013	9M 2012	Dif.	9M 2013	9M 2012	Dif.
Mexico	3,150.0	3,416.2	-8%	3,710.3	3,732.7	-1%	849	915	-7%
Southern Region	2,197.7	2,045.9	7%	1,960.3	1,846.9	6%	1,121	1,108	1%
Other Markets	980.2	1,053.5	-7%	1,085.4	1,020.4	6%	903	1,032	-13%

Total steel products	6,327.8	6,515.6	-3%	6,756.1	6,600.0	2%	937	987	-5%
Other products[1]	23.4	21.3	10%
	4,207.8	4,338.9	-3%
Total steel segment	6,351.3	6,536.9	-3%
[1] Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 3%, due to a 5% decrease in operating cost per ton, partially offset by a 2% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material costs and purchased slabs costs, partially offset by higher energy cost.

Mining reporting segment

The mining segment’s operating income was USD56.5 million in the first nine months of 2013, an increase of USD24.2 million compared to the first nine months of 2012 mainly reflecting the proportional consolidation of Peña Colorada’s mining operations in the first nine months of 2013 and higher sales, partially offset by lower margins.

Net Sales of mining products in the first nine months of 2013 were 92% higher than in the first nine months of 2012. Shipments were 3.2 million tons, 138% higher than in the first nine months of 2012, and revenue per ton was USD85, 19% lower than in the first nine months of 2012. The year-over-year differences were mainly due to the proportional consolidation of Peña Colorada and higher shipments, partially offset by lower prices.

	Mining segment
	9M 2013	9M 2012	Dif.
Net Sales (million USD)	276.3	143.6	92%
Shipments (thousand tons)	3,248.9	1,365.8	138%
Revenue per ton (USD/ton)	85	105	-19%

Operating cost increased 97% year-over-year, due to a 138% increase in shipment volumes, partially offset by a 17% decrease in operating cost per ton, mainly reflecting the proportional consolidation of Peña Colorada, which has a cost per ton of production lower than that of Las Encinas’.

EBITDA in the first nine months of 2013 was USD1.1 billion, or 17.1% of net sales, compared with USD1.1 billion, or 16.3% of net sales, in the first nine months of 2012.

Net financial results were a USD105.1 million loss in the first nine months of 2013, compared with a USD94.3 million loss in the first nine months of 2012.

During the first nine months of 2013, Ternium’s net interest results totaled a loss of USD83.8 million, USD13.8 million lower than in the first nine months of 2012, reflecting lower indebtedness and weighted average interest rates.

Equity in results of non-consolidated companies was a loss of USD27.1 million in the first nine months of 2013, compared to a loss of USD51.0 million in the first nine months of 2012, mainly as a result of a better result in Usiminas partially offset by the proportional consolidation of Peña Colorada in 2013.

Income tax expense in the first nine months of 2013 was USD259.9 million, or 38% of income before income tax, compared with an income tax expense of USD229.8 million in the same period in 2012, or 35% of income. Income tax expense in the first nine months of 2013 included a deferred income tax charge of USD24.0 million related to the introduction of a new withholding tax on dividend distributions in Argentina and a USD13.7 million non-recurring income tax charge in connection with the settlement of a claim from the Mexican tax authorities. Income tax expense in the first nine months of 2012 included a USD10.5 million non-recurring loss related to an amendment of a previous period tax return in Mexico.

Cash Flow and Liquidity

Net cash provided by operating activities in the first nine months of 2013 was USD845.5 million. Working capital decreased USD124.3 million in the first nine months of 2013 as a result of a USD71.5 million decrease in inventories, an aggregate USD30.9 million net decrease in trade and other receivables and an aggregate USD21.8 million net increase in accounts payable and other liabilities. Inventories decreased in the first nine months of 2013 mainly reflecting lower volumes of finished goods, goods in process and purchased steel, partially offset by higher costs and volumes of raw materials.

Capital expenditures in the first nine months of 2013 were USD725.1 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products (Pesquería/Tenigal projects, in ramp-up period) and, in Argentina, the expansion of specialty steel production capacity, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements at the hot strip mill.

In the first nine months of 2013, Ternium had free cash flow of USD120.4 million9. The company’s net repayments of borrowings in the first nine months of 2013 were USD217.9 million, mainly due to a USD400.0 million repayment of Ternium México’s syndicated loan facility and a USD349.3 million repayment of Ternium’s syndicated loan facility, partially offset by net borrowings of short-term debt. In addition, net dividends paid to shareholders were USD127.6 million and net dividends paid to minority shareholders were USD27.4 million. As of September 30, 2013, Ternium’s net debt position was USD1.6 billion10.

Net cash provided by operating activities in the third quarter 2013 was USD290.0 million.  Working capital decreased USD2.8 million in the third quarter 2013 as a result of a USD28.4 million decrease in inventories and an aggregate USD3.4 million net decrease in trade and other receivables, partially offset by an aggregate USD29.0 million net decrease in accounts payable and other liabilities. Inventories decreased in the third quarter 2013 mainly reflecting lower volumes of finished goods and goods in process, partially offset by higher costs and volumes of raw materials. Ternium had free cash flow of USD72.5 million11 in the period.

9    Free cash flow in the first nine months of 2013 equals net cash provided by operating activities of USD845.5 million less capital expenditures of USD725.1 million.

10  Net debt position at September 30, 2013 equals borrowings of USD2.1 billion less cash and equivalents plus other investments of USD0.5 billion.

11  Free cash flow in the third quarter 2013 equals net cash provided by operating activities of USD290.0 million less capital expenditures of USD217.5 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	3Q 2013	3Q 2012	9M 2013	9M 2012
	(Unaudited)		(Unaudited)
Net sales	2,143.8	2,198.0	6,414.0	6,537.1
Cost of sales	(1,679.2)	(1,749.9)	(4,990.1)	(5,135.5)
Gross profit	464.6	448.1	1,423.9	1,401.6
Selling, general and administrative expenses	(209.9)	(197.6)	(632.9)	(612.2)
Other operating income, net	11.3	3.6	22.8	7.8
Operating income	266.1	254.1	813.9	797.2

Interest expense	(29.6)	(35.2)	(93.4)	(112.5)
Interest income	3.0	3.4	9.6	14.9
Other financial (expenses) income, net	0.8	(6.0)	(21.3)	3.3
Equity in losses of non-consolidated companies	(0.9)	(16.0)	(27.1)	(51.0)
Income before income tax expense	239.3	200.3	681.7	651.9
Income tax expense	(103.3)	(64.7)	(259.9)	(229.8)
Profit for the period	136.0	135.6	421.9	422.1

Attributable to:
Equity holders of the Company	97.8	112.5	329.8	355.8
Non-controlling interest	38.2	23.1	92.0	66.3
Profit for the period	136.0	135.6	421.9	422.1

Consolidated Statement of Financial Position

USD million	September 30, 2013	December 31, 2012
	(Unaudited)

Property, plant and equipment, net	4,763.4	4,438.1
Intangible assets, net	964.8	965.2
Investments in non-consolidated companies	1,443.9	1,710.7
Other investments	-	7.0
Derivative financial instruments	1.0	-
Deferred tax assets	14.6	12.5
Receivables, net	31.9	72.8
Trade receivables, net	2.5	5.0
Total non-current assets	7,222.3	7,211.4

Receivables	165.0	187.2
Derivative financial instruments	-	0.1
Inventories, net	1,831.4	2,000.1
Trade receivables, net	751.9	735.1
Other investments	161.1	160.8
Cash and cash equivalents	323.4	560.3
Total current assets	3,232.8	3,643.6

Non-current assets classified as held for sale	16.3	12.0

Total assets	10,471.4	10,867.0

Capital and reserves attributable to the company's equity holders	5,346.8	5,369.2
Non-controlling interest	1,044.7	1,065.7

Total Equity	6,391.5	6,435.0

Provisions	14.8	17.5
Deferred income tax	629.2	657.2
Other liabilities	333.9	310.6
Trade payables	16.0	18.3
Derivative financial instruments	-	0.3
Borrowings	653.1	1,302.8
Total non-current liabilities	1,647.1	2,306.6

Current tax liabilities	179.8	153.1
Other liabilities	128.2	88.5
Trade payables	682.1	762.2
Borrowings	1,442.7	1,121.6
Total current liabilities	2,432.8	2,125.4

Total liabilities	4,079.9	4,432.1

Total equity and liabilities	10,471.4	10,867.0

Consolidated Statement of Cash Flows

USD million	3Q 2013	3Q 2012	9M 2013	9M 2012
	(Unaudited)		(Unaudited)

Profit for the period	136.0	135.6	421.9	422.1

Depreciation and amortization	92.3	87.4	282.6	266.7
Equity in losses of non-consolidated companies	0.9	16.0	27.1	51.0
Changes in provisions	(2.5)	0.7	5.5	4.7
Net foreign exchange results and others	32.3	32.5	56.4	61.6
Interest accruals less payments	(3.2)	(18.3)	(18.5)	(13.1)
Income tax accruals less payments	31.4	(7.9)	(53.8)	65.8
Changes in working capital	2.8	89.9	124.3	(80.2)

Net cash provided by operating activities	290.0	335.9	845.5	778.6

Capital expenditures	(217.5)	(303.7)	(725.1)	(710.2)
Proceeds from the sale of property, plant & equipment	0.6	0.5	1.6	1.5
Acquisition of business
Purchase consideration	-	-	-	(2,243.6)
Acquisition of non-controlling interest	-	-	(0.9)	-
Dividends received from non-consolidated companies	-	-	-	4.7
(Increase) / Decrease in Other Investments	(49.5)	14.6	6.6	126.5

Net cash used in investing activities	(266.5)	(288.6)	(717.9)	(2,821.2)

Dividends paid in cash to company's shareholders	-	-	(127.6)	(147.2)
Dividends paid in cash by subsidiary companies	-	-	(27.4)	(15.9)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	12.3	-	41.7
Proceeds from borrowings	443.9	140.3	973.0	1,038.2
Repayments of borrowings	(528.1)	(357.5)	(1,190.9)	(699.8)

Net cash (used in) provided by financing activities	(84.2)	(205.0)	(373.0)	216.9

Decrease in cash and cash equivalents	(60.7)	(157.8)	(245.4)	(1,825.6)

Shipments
Thousand tons	3Q 2013	3Q 2012	2Q 2013	9M 2013	9M 2012

Mexico	1,269.7	1,276.0	1,191.4	3,710.3	3,732.7
Southern Region	689.0	625.9	662.6	1,960.3	1,846.9
Other Markets	343.0	362.6	358.9	1,085.4	1,020.4
Total steel segment	2,301.8	2,264.5	2,212.9	6,756.1	6,600.0

Total mining segment	930.0	451.2	1,217.6	3,248.9	1,365.8

Revenue / ton
USD/ton	3Q 2013	3Q 2012	2Q 2013	9M 2013	9M 2012

Mexico	833	887	863	849	915
Southern Region	1,113	1,122	1,120	1,121	1,108
Other Markets	903	980	902	903	1,032
Total steel segment	927	967	946	937	987

Total mining segment	80	119	84	85	105

Net Sales
USD million	3Q 2013	3Q 2012	2Q 2013	9M 2013	9M 2012

Mexico	1,057.1	1,132.0	1,028.2	3,150.0	3,416.2
Southern Region	767.1	702.4	741.9	2,197.7	2,045.9
Other Markets	309.8	355.5	323.7	980.2	1,053.5
Total steel products	2,134.0	2,189.9	2,093.8	6,327.8	6,515.6
Other products[1]	9.5	8.1	6.8	23.4	21.3
Total steel segment	2,143.5	2,198.0	2,100.6	6,351.3	6,536.9

Total mining segment	74.7	53.8	101.8	276.3	143.6

Total steel and mining segments	2,218.2	2,251.8	2,202.4	6,627.6	6,680.5

Intersegment eliminations	(74.4)	(53.8)	(68.0)	(213.6)	(143.4)

Total net sales	2,143.8	2,198.0	2,134.4	6,414.0	6,537.1
[1] Primarily includes pig iron and pre-engineered metal buildings.